[VIA EDGAR]

October 27, 2015

Ms. Kathleen Collins

Accounting Branch Chief Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:           Diligent Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File No. 0-53205

Dear Ms. Collins:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Brian Stafford, Chief Executive Officer of Diligent Corporation (“Diligent” or the “Company”), dated October 13, 2015 (the “Comment Letter”) related to the above referenced filing.  For your convenience, we have repeated the comments contained in the Comment Letter before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2014 and 2013, page 32

1.        You disclose on page 35 that the effective tax rate for fiscal 2014 was impacted by an increase in the company’s uncertain tax positions. However, we note from the rate reconciliation on page 61 that your effective tax rate was also impacted by the effect of non-U.S. operations and prior year true-ups. Please explain further what is included in the “prior year true-up” line item. Also, tell us your consideration to discuss the impact of these items on your effective tax rate in your results of operations discussion. For example, to the extent that any specific foreign jurisdictions had a significant impact on your effective tax rate, please disclose this information and include a discussion of how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the, “prior year true-up” that impacted the fiscal 2014 effective tax rate primarily related to a change in methodology for determining the Company’s Research and Development (“R&D) credits for U.S. Federal Income Tax purposes for fiscal 2011, 2012 and 2013.  During 2014, the Company had a Research and Development tax credit study performed by a third party that was completed in the third quarter of 2014. The third party recommended the change from the Company’s previous acceptable methodology to its current methodology, which is a more detailed and precise methodology for determining R&D credits.  The Company’s tax provisions for 2011, 2012 and 2013 were based on the original methodology. During 2014, the Company filed an amended tax return for 2012 that reflected the change in methodology and filed its 2013 federal tax return using the new methodology. The change in methodology resulted in an aggregate reduction in the Company’s R&D credits of approximately $554,000 ($173,000 in 2011, $247,000 in 2012 and $134,000 in 2013). This adjustment was reflected in the “prior year true-ups” line within the tax rate reconciliation. Upon filing its amended 2012 and the 2013 returns, the Company also reversed reserves for uncertain tax positions related to R&D credits of $200,000 ($73,000 for 2011, $83,000 for 2012 and $45,000 for 2013).  The impact of the reversal of such reserves is reflected in the “Change in unrecognized tax positions” line in the tax rate reconciliation.  The Company concluded that the net impact of the change in methodology for determining R&D credits of $354,000 was immaterial from both a quantitative and qualitative standpoint (5.8% of income tax expense in 2014) and therefore did not discuss the change in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”).

The Company’s subsidiaries in the United Kingdom and Australia currently generate significant pre-tax income and have statutory rates lower the than the US. Statutory rate and are the primary drivers of the “Effect of non-U.S. operations” line in the tax rate reconciliation. The Company has operations in certain other foreign jurisdictions but those operations generate immaterial pre-tax income.

In future filings, we will disclose any specific foreign jurisdictions that have a material impact on changes in our effective tax rate and any changes in the operations of such countries that may impact our results of operations and effective tax rate. In preparing such disclosures we will consider Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 45

2.        We note that you present gross profit measures that exclude depreciation and amortization expense.  Please tell us how you considered the guidance in SAB Topic 11.B with regards to your presentation of depreciation and amortization for property and equipment that is directly attributable to the generation of revenue.

Response:

The Company did consider SAB Topic 11.B in determining the presentation of gross profit and depreciation and amortization expense in its consolidated statements of operations. When the Company initially implemented its fixed asset tracking system in or around 2007 it did not assign a department or function code within the tracking system that would facilitate the accumulation of depreciation and amortization by financial statement line item such as cost of revenues or research and development.  Accordingly, in our quarterly and annual reports, since becoming a public company we have clearly and consistently disclosed that cost of revenues does not include depreciation and amortization and have stated such on the face of the consolidated statements of operations as required by Topic 11.B, commencing with the filing of our 10-K/A for the year ended December 31, 2012. We have presented depreciation and amortization as a separate line item within operating expenses and operating income includes depreciation and amortization. Even if all depreciation and amortization were attributable to cost of revenues, which is not the case, it would only change gross profit by 4% in 2014, 3% in 2013 and 4% in 2012. Therefore, we do not believe any allocation to cost of revenues would materially impact gross profit.

During 2015, the Company implemented a new fixed asset tracking system that allows for the tracking of fixed assets by department and facilitates the accumulation of depreciation and amortization by financial statement line item.  The Company is recording its current fixed asset additions in such system, however has determined that it is not practicable or cost effective to identify its fixed asset additions from prior periods by department.  When comparable information exists for all periods, the Company will change its presentation of gross profit to include depreciation and amortization expenses.

Note 3.  Significant Accounting Policies

Research and Development, page 54

3.        We note your accounting policy for the capitalization of internal use software on page 9 of your June 30, 2015 Form 10-Q.  Please tell us the amount of costs capitalized for all periods presented in your December 31, 2014 Form 10-K, as well as for the interim period ended June 30, 2015.  Explain the nature of the costs capitalized to date relating to the development of your Diligent Boardbooks products and your newly planned SaaS offering — DiligentTeams.  Specifically address how you applied the guidance in ASC 350-40 in accounting for such costs.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we develop and sell an online software application called Diligent Boards (“Boards”).  During the first quarter of 2015, the Company announced that it would be introducing a new Software-as-a-Service (“SaaS”) collaboration solution called Diligent Teams (“Teams”).  Currently, these are the only two services developed and marketed by Diligent. The Company has two R&D centers, one based in North Carolina which is primarily focused on the development of Teams and one based in New Zealand which is primarily focused on maintaining and enhancing Boards.

Boards is a SaaS tool developed to support cloud services, and is considered to be Internal-Use Software, as such term is defined in Accounting Standards Codification (“ASC”) 350—40—Intangibles—Goodwill and Other—Internal-Use Software (“ASC 350”). Because the Company has not historically maintained systems that would permit it to separate internal costs between maintenance and relatively minor upgrades and enhancements in respect of its Boards product, in accordance with ASC 350-40-25-10, the Company has not capitalized any costs (see response to question 4 below); and all development expenditures were expensed as incurred.  Therefore, as of and through the year ended December 31, 2014 and for the six month interim period ended June 30, 2015, the Company did not capitalize any development costs for Board.

Teams is a SaaS collaboration tool and was developed to support cloud services, and is considered to be Internal-Use Software, as such term is defined in ASC 350.  This is because Teams will be used by Diligent to provide a service for its future customers.  In accordance with ASC 350, the Company determined that it began the application development stage on January 1, 2015 and began capitalizing payroll costs and related benefits of certain employees associated with the development of Teams.  During the first six months of 2015, $2.4 million of costs related to the development of our Diligent Teams product was capitalized.

4.        We note that research and development expense includes costs incurred to upgrade and enhance the Diligent Boardbooks software.  Please explain further your disclosures on page 54 where you indicate that direct development costs related to software enhancements that add functionality to your products have been expensed as incurred as the company has not historically maintained sufficient detailed records of your product development efforts to be able to capitalize such costs.  Specifically address how you considered the guidance in paragraphs ASC 350-40-25-7 through 25-11 and tell us whether you intend to enhance your recordkeeping efforts to address this issue.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the Company has not historically capitalized development costs associated with Boards as it did not have a system in place to track employee time or to distinguish between maintenance and upgrade or enhancement activities.  ASC 350-40-25-10 states that: “Entities that cannot separate internal costs on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements shall expense such costs as incurred.”

During the first quarter of 2015, the Company implemented a time tracking system at its R&D development facility in North Carolina that captures employee time associated with the application development stage of Teams.  Specifically, the Company began maintaining time and expense records that track an employee’s time by capitalizable project and task.  The Company intends to use this framework on a go-forward basis for future expenses associated with its development of internal-use software including enhancements that add functionality.  The Company intends to implement this time tracking system at its Boards’ R&D development facility in New Zealand during 2016.

*****

In connection with responding to your comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at: 973-556-6311.

DILIGENT CORPORATION

By:	/s/ Michael Stanton
Michael Stanton
Executive Vice President & Chief Financial Officer

cc:	Brian Stafford
Thomas N. Tartaro